Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 10-I dated March 6, 2007

Underlying supplement no. 120 dated July 16, 2007

Registration Statement no. 333-134553

Dated September 11, 2007

Rule 433

Preliminary Terms and Conditions, September 11, 2007	Telephone: +1 212 526 0905

Return Enhanced Notes Linked to the Nikkei 225SM Index

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 10-I dated March 6, 2007, underlying supplement no. 120 dated July 16, 2007 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 120, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering, will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 120, this term sheet and any other relevant terms supplement and the pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The Return Enhanced Notes Linked to the Nikkei 225SM Index (the “Notes”) are designed for investors who seek enhanced participation in the appreciation, if any, of the Nikkei 225SM Index (the “Index”). If the Ending Index Level is at or above the Initial Index Level, then, at the Notes’ maturity, investors will receive their principal plus a positive return equal to their principal amount times the Participation Rate times the Index Return. If the Ending Index Level is below the Initial Index Level, then, at the Notes’ maturity, investors will be fully exposed to any decrease in the Ending Index Level and will lose 1% of their principal for each 1% decline in the Index from the Initial Index Level to the Ending Index Level. Investors should be willing to forgo interest and dividend payments during the term of the Notes and be willing to lose some or all of their initial investment if the Index declines.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Size:	$[TBD]
Pricing Date:	September [ ], 2007‡
Settlement Date:	September [ ], 2007‡
Index Valuation Date:	September [ ], 2009‡††
Maturity Date:	September [ ], 2009‡††
Term:	2 years
Index:	The Nikkei 225SM Index (Bloomberg Ticker: NKY)
Participation Rate:	160% - 170%. The actual Participation Rate will be set on the Pricing Date.
No Interest Payments:	There will be no interest payment during the term of the Notes.
Payment at Maturity (per $1,000):	On the Maturity Date, you will receive a cash payment per $1,000 principal amount Note equal to the following:
(1) If the Index Return is zero or positive, $1,000 + ($1,000 × Participation Rate × Index Return); or (2) If the Index Return is negative, $1,000 + ($1,000 × Index Return)

Initial Index Level:	The closing level of the Index on the Pricing Date.
Ending Index Level:	The closing level of the Index on the Index Valuation Date.
Index Return:	The percentage change from the Initial Index Level to the Ending Index Level, calculated as: Ending Index Level – Initial Index Level Initial Index Level
Index Sponsor:	Nikkei Inc. is responsible for calculating and maintaining the Nikkei 225 SM Index.
Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof.
Minimum Investment:	$10,000
CUSIP:
ISIN:

‡	Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Index Valuation Date and the Maturity Date will be changed so that the stated term of the Notes remains the same.

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 10-I.

Investing in the Return Enhanced Notes Linked to the Nikkei 225SM Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 10-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 120 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 120 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$10.00	$990.00
Total	$[ ]	$[ ]	$[ ]
(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $10 per $1,000 principal amount, or 1%, and may use these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

September 11, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 10-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 120 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 120, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 10-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 10-I and “Risk Factors” in the accompanying underlying supplement no. 120, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 10-I dated March 6, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907016624/a07-3345_40424b2.htm

•	Underlying supplement no. 120 dated July 16, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507155621/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Uncapped Appreciation Potential: The Notes provide the opportunity to enhance equity returns, if any, by multiplying a positive Index Return by a Participation Rate of 160% to 170% (the actual Participation Rate will be determined on the Pricing Date). The Notes are not subject to a pre-specified cap on their return and, accordingly, any positive return on the Notes at maturity will be determined by, and will be proportional to, the appreciation, if any, of the Index. Because the Notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

No Protection Against Loss: If the Ending Index Level is below the Initial Index Level, for every 1% decline of the Index, you will lose an amount equal to 1% of the principal amount of your Notes. For example, an Index Return of -15% will result in a 15% loss of your initial investment.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument.

Upon the receipt of cash on the Maturity Date, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from your tax basis in the Note. Your tax basis in a Note generally will equal the amount you paid to acquire the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers Holdings Inc. intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any gain or loss will generally be long-term capital gain or loss if you have held the Note for more than one year as of the Maturity Date. If you are an individual, long-term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Upon a sale, exchange or other disposition of a Note prior to the Maturity Date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the Note. Any such gain or loss will be treated as capital gain or loss. If you have held the Note for more than one year as of the date of such sale, exchange or other disposition, any such capital gain or loss will generally be long-term capital gain or loss. If you are an individual, long-term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 10-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 10-I, in the “Risk Factors” section of the accompanying underlying supplement no. 120 and in the “Risk Factors” in the MTN prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee any return of your initial investment. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level compared to the Initial Index Level. YOU MAY LOSE UP TO 100% OF YOUR PRINCIPAL IF THE INDEX DECLINES.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of up to $10 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Index.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses Lehman Brothers Holdings Inc., or its respective affiliates, may from time to time express views on expected movements in the levels of the Index. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Index or the stocks underlying the Index.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 10-I.

•	Uncertain Tax Treatment. Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at maturity, for a hypothetical range of performance of the Index for an Index Return of -50% to 50%. The table assumes an Initial Index Level of 16,158.45 and a Participation Rate of 165% (the midpoint of the range 160% to 170%). The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Index Return	Hypothetical Ending Index Level	Total Amount Payable at Maturity Date Per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre-Tax Rate of Return
-50%	8,079.23	$500.00	-50.00%	-29.29%
-40%	9,695.07	$600.00	-40.00%	-22.54%
-30%	11,310.92	$700.00	-30.00%	-16.33%
-20%	12,926.76	$800.00	-20.00%	-10.56%
-10%	14,542.61	$900.00	-10.00%	-5.13%
0%	16,158.45	$1,000.00	0.00%	0.00%
10%	17,774.30	$1,165.00	16.50%	7.94%
20%	19,390.14	$1,330.00	33.00%	15.33%
30%	21,005.99	$1,495.00	49.50%	22.27%
40%	22,621.83	$1,660.00	66.00%	28.84%
50%	24,237.68	$1,825.00	82.50%	35.09%

Example 1: The Ending Index Level is less than the Initial Index Level. The Index decreases from an Initial Index Level of 16,158.45 to an Ending Index Level of 14,542.61.

Because the Ending Index Level is less than the Initial Index Level of 16,158.45, the Payment at Maturity is equal to $900 per $1,000 principal amount Note (consistent with an Index Return of -10%), and is calculated as follows:

$1,000 + [$1,000 × -10%] = $900

Example 2: The Ending Index Level is greater than the Initial Index Level. The Index increases from an Initial Index Level of 16,158.45 to an Ending Index Level of 17,774.30.

Because the Ending Index Level is greater than the Initial Index Level of 16,158.45, the Payment at Maturity is equal to $1,165 per $1,000 principal amount Note (consistent with an Index Return of 10% and a Participation Rate of 165%), and is calculated as follows:

$1,000 + [$1,000 × 10% × 165%] = $1,165

Historical Information

The graph below sets forth the historical performance of the Index from September 5, 2002 through September 5, 2007. The Index closing level on September 5, 2007 was 16,158.45.

We obtained the Index closing levels and the following graph from Bloomberg Financial Markets and, accordingly, we make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Index Valuation Date.

We cannot give you any assurance that the performance of the Index will result in the return of all or any portion of your initial investment.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.